Exhibit 2.15

DESCRIPTION OF SECURITIES

A summary of the material provisions governing our securities registered pursuant to Section 12(b) of the Exchange Act of 1934, as amended (the “Exchange Act”) is provided below. This summary is not complete and should be read together with our second amended and restated memorandum and articles of association (the “Articles”), a copy of which is filed with the U.S. Securities Exchange and Commission (the “SEC”). References herein to “we,” “us,” “our,” “BTOG” and the “Company” are to Bit Origin Ltd.

We are a Cayman Islands exempted company and our affairs are governed by our Articles and the Companies Act of the Cayman Islands, which we refer to as the Companies Act below (each as amended or modified from time to time). As of the date of the annual report of which this Description of Securities forms a part, we have the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Class A Ordinary shares, par value $0.000001 per share	BTOG	The Nasdaq Stock Market LLC

As provided in the Articles, our authorized share capital consists of 15,000,000,000 ordinary shares, par value $0.000001 per share, comprising of 14,250,000,000 Class A Ordinary Shares, par value US$0.000001 per share (the “Class A Ordinary Shares”) and 750,000,000 Class B Ordinary Shares, par value US$0.000001 per share (the “Class B Ordinary Shares”).

Ordinary Shares

General

Each Class A Ordinary Share in the Company confers upon the shareholder:

●	the right to one (1) vote at a meeting of the shareholders of the Company or on any resolution of shareholders;
●	the right to an equal share in any dividend paid by the Company; and
●	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Each Class B Ordinary Share in the Company confers upon the shareholder:

●	the right to twenty (20) votes at a meeting of the shareholders of the Company or on any resolution of shareholders;
●	no rights to receive dividends, unless otherwise determined by the board of directors; and
●	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

All of our issued Class A and Class B Ordinary Shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form.

Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one-for-one basis at the option of the holder. The conversion ratio is subject to adjustment to reflect any share split, subdivision, consolidation, capitalization, reclassification, recapitalization, or similar event that affects either class of shares. Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

Voting Together as a Single Class. Except as otherwise provided by law or our Articles, holders of Class A and Class B Ordinary Shares vote together as a single class on all matters submitted to a shareholder vote.

Except as described above, the Class A Ordinary Shares and Class B Ordinary Shares rank pari passu and have the same rights, preferences, privileges and restrictions.

Listing

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “BTOG.” The Class B Ordinary Shares are not listed or traded on any exchange.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares and Class B Ordinary Shares is Securities Transfer Corporation.

Dividends and Distributions

The holders of our Class A Ordinary Shares are entitled to such dividends or other distributions as may be recommended by the board and authorized by shareholders subject to the Cayman Islands Companies Act and our memorandum and articles of association. Holders of Class B Ordinary Shares do not have dividend rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Shareholders’ voting rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution of shareholders consented to in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a corporation, by its duly authorized representative) will have one vote per Class A Ordinary Share and twenty votes per Class B Ordinary Share held.

Ordinary resolution requires to be passed by a simple majority of the votes of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting, or a written resolution signed by all shareholders entitled to vote at a general meeting.

Special resolution requires to be passed by a majority of at least two-thirds of the votes of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or a written resolution signed by all shareholders entitled to vote at a general meeting and otherwise in accordance with our memorandum and articles of association and the Cayman Islands Companies Act.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of Cayman Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in Cayman Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for elections of directors.

The Company may by ordinary resolution or by resolution of the directors at any time, and from time to time, appoint a person as an additional director or persons as additional directors. The Company may by ordinary resolution or by resolution of the directors remove a director before the expiration of his period of office, and may by ordinary resolution or by resolution of the directors appoint another person in his stead.

Our memorandum and articles of association provides that the remuneration of the directors shall from time to time be determined by the Company in general meeting or by resolution of the directors or any committee of the directors. The directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the directors, or any committee of the directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the directors from time to time, or a combination partly of one such method and partly the other.

Meetings of shareholders

Any of our directors may convene a meeting of shareholders whenever they think fit. We must provide at least seven days’ written notice (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which the notice is given) of all meetings of shareholders, stating the time, place of the general meeting and, in the case of special business, the general nature of that business to shareholders whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors must convene a general meeting upon the written request of one or more shareholders holding at least 10% of our shares.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders holding in the aggregate not less than one-third of the total issue share capital of the Company present in person or by proxy and entitled to vote shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum and may transact the business for which the meeting was called. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our articles of association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting, by a resolution of the directors or by one or more shareholders present in person or by a proxy who together hold not less than fifteen per cent of the paid up capital of the Company entitled to vote, and, unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

Meeting of directors

The management of our company is entrusted to our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside Cayman Islands as the directors determine to be necessary or desirable. A director must be given not less than 5 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if at least two directors are present. If there is a sole director, that director shall be a quorum. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors.

Protection of minority shareholders

We would normally expect Cayman Islands courts to follow English case law precedents, which would permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of minority shareholders (such as the right to vote and pre-emptive rights), and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new shares under either Cayman Islands law or our memorandum and articles of association.

Transfer of Class A Ordinary Shares and Class B Ordinary Shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares and Class B Ordinary Shares by written instrument of transfer signed by the transferor and containing the name of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Class A Ordinary Shares and Class B Ordinary Shares without giving any reason.

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid up capital at the commencement of the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Cayman Islands Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on and forfeiture of Class A Ordinary Shares and Class B Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Class A Ordinary Shares and Class B Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Class A Ordinary Shares and Class B Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Repurchase of Class A Ordinary Shares and Class B Ordinary Shares

We are empowered by the Cayman Islands Companies Act to purchase our own shares, subject to certain restrictions and requirements. Our directors may only exercise this power on our behalf, subject to the Cayman Islands Companies Act, our memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the SEC, or by any other recognized stock exchange on which our securities are listed. Under the Cayman Islands Companies Act, the repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital (including share premium account and capital redemption reserve). If the repurchase proceeds are paid out of our company’s capital, our company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Act no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, or (3) if the company is being wound up and: (a) the terms of the repurchase provided for it to take place after the commencement of the winding up; or (b) during the period beginning on the date when the repurchase was to have taken place and ending with the commencement of the shares were to have been repurchased. In addition, under the Cayman Islands Companies Act, our company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Subject to the provisions of the Cayman Islands Companies Act and our memorandum and articles of association, the Company may purchase its own Shares, including any redeemable shares, provided that the manner of purchase has first been authorized by ordinary resolution or by resolution of the directors and may make payment therefor or for any redemption of shares in any manner authorized by the Cayman Islands Companies Act, including out of capital.

Modifications of rights

All or any of the special rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such shareholders of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of shareholders in the requisite majorities:

●	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;
●	Divide our authorized and issued shares into a larger number of shares; and
●	combine our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Class A Ordinary Shares and Class B Ordinary Shares

Our memorandum and articles of association authorizes our board of directors to issue additional Class A Ordinary Shares and Class B Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances the Cayman Islands Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c)

a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
●	the shareholders have been fairly represented at the meeting in question;
●	the arrangement is such that a business person would reasonably approve; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;
●	the act complained of, although not beyond the scope of the authority, could be affected if duly authorized by more than the number of votes which have actually been obtained; or
●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our Articles permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, our offer letters to our independent directors and our employment agreements with our executive officers provide such persons with additional indemnification beyond that provided in our Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent in its certificate of incorporation. Our amended and restated articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual general meeting, provided it complies with the notice provisions in the governing documents. An extraordinary general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a general meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our amended and restated articles of association allow our shareholders holding not less than 10% of all voting power of our share capital in issue to requisition a general meeting. Other than this right to requisition a general meeting, our current articles of association do not provide our shareholders other rights to put a proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution as a matter of Cayman Islands law (which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company).

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute in its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated articles of association, our company may be wound up, liquidated or dissolved by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Articles may only be amended with a special resolution of our shareholders.

Anti-Money Laundering-Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Securities Convertible or Exercisable into Class A Ordinary Shares

Warrants Issued Pursuant to Certain Securities Purchase Agreement dated December 7, 2023

On December 7, 2023, the Company entered into the securities purchase agreement with an accredited investor pursuant to which the Company sold a note (the “December 2023 Note”) in the original principal amount of $6,740,000 and the warrants (the “December 2023 Warrants”) to initially purchase 1,070,719 ordinary shares of the Company, at a purchase price of $6,127,334.

On December 29, 2023, the Company completed the issuance of December 2023 Warrants. The gross proceeds were $6,127,334, prior to deducting transaction fees and estimated expenses. The December 2023 Note has retired.

The December 2023 Warrants have a ten-year and six month term and an initial exercise price of $15.00 per share (subject to reset and adjustment thereunder), and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the exercise price of the December 2023 Warrants upon the occurrence of such event, and increases the number of ordinary shares issuable upon exercise of the December 2023 Warrants, such that the aggregate exercise price of all December 2023 Warrants remains the same before and after any such dilutive event. The December 2023 Warrants also provide for cashless exercise if the December 2023 Warrants are not registered within 12 months after the closing. In addition, on September 30, 2024 (the “Reset Date”), if the VWAP of the ordinary shares on any trading day during the ten (10) trading day period ending, and including, the trading day immediately prior to the Reset Date (as adjusted for share splits, share dividends, share combinations, recapitalizations and similar events during such measuring period) (the “ Reset Price”) is less than the exercise price then in effect, the exercise price shall be automatically reduced to the Reset Price.

Warrants Issued Pursuant To Securities Purchase Agreement Dated November 22, 2021

On November 22, 2021, the Company entered into a securities purchase agreement (the “2021 Securities Purchase Agreement”) with certain non-affiliated investors pursuant to which the Company agreed to sell 17,175,412 ordinary shares, par value $0.01 per share, in a registered direct offering and warrants to purchase up to 17,175,412 ordinary shares (572,514 ordinary shares after Reverse Share Split) (the “2021 Investor Warrants”) in a concurrent private placement, for gross proceeds of approximately $16.5 million (the “November 2021 Offering”). The purchase price for each ordinary share and the corresponding 2021 Investor Warrant was US$0.96. The 2021 Investor Warrants became exercisable on January 23, 2022, which is 60 days from the date of issuance, and will expire on November 24, 2026. The 2021 Investor Warrants have an exercise price of $1.008 per share (US$30.24 after Reverse Share Split), which is 105% of the purchase price. Each 2021 Investor Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions, as described in the 2021 Investor Warrants.

The 17,175,412 ordinary shares (572,514 ordinary shares after Reverse Share Split) were issued to the purchasers in a registered direct offering and registered under the Securities Act, pursuant to a prospectus supplement filed with the SEC on November 23, 2021 to the Company’s currently effective registration statement on Form F-3 (File No. 333-238700), which was initially filed with the SEC on May 26, 2020 and declared effective by the SEC on July 7, 2020. The 2021 Investor Warrants were issued to the purchasers in a concurrent private placement pursuant to an exemption from the registration requirements of the Securities Act provided in Regulation S promulgated thereunder.

The Company has filed and agreed to maintain with the SEC a registration statement that registers the 2021 Investor Warrants within 45 calendar days from the closing of the Offering and to use commercially reasonable efforts to cause such registration statement to become effective within 75 calendar days following the closing of the November 2021 Offering.

The November 2021 Offering was conducted pursuant to a placement agency agreement, dated November 22, 2021, between the Company and Univest Securities, LLC. Univest Securities, LLC agreed to use its “reasonable best efforts” to solicit offers to purchase the shares and the 2021 Investor Warrants. The Company agreed to pay Univest Securities, LLC a total cash fee equal to five point five percent (5.5%) of the aggregate gross proceeds raised in the November 2021 Offering. The Company also agreed to reimburse Univest Securities, LLC for all travel and other out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal fees which shall be limited to, in the aggregate, US $75,000. The Company further agreed that, in addition to the accountable expenses, it would pay Univest Securities, LLC a non-accountable expense allowance equal to one percent (1%) of the aggregate gross proceeds raised in the November 2021 Offering.

Additionally, the Company issued to Univest Securities, LLC warrants for the purchase of 858,771 ordinary shares (28,626 ordinary shares after Reverse Share Split) (equal to 5% of the aggregate number of ordinary shares sold to in the November 2021 Offering), with an exercise price of $0.96 per share (US$28.80 after Reverse Share Split) (equal to 100% of the offering price in the November 2021 Offering). Such warrants were first exercisable on May 24, 2022, which is six months after the closing of the November 2021 Offering and will expire on November 24, 2026.

Furthermore, the Company granted Univest Securities, LLC a right of first refusal, for a period of twelve months from the closing of the November 2021 Offering, to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company (such right, the “Right of First Refusal”), which right is exercisable in the placement agent’s sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Right of First Refusal may be terminated by the Company for “cause,” which shall mean a material breach by the placement agent of the terms of its engagement letter with the Company or a material failure by the placement agent to provide the services as contemplated by such engagement letter.

The November 2021 Offering closed on November 24, 2021. The Company used the proceeds from the November 2021 Offering to purchase mining equipment and for working capital and general business purposes.

The Company agreed in the 2021 Securities Purchase Agreement that it would not issue any ordinary shares or ordinary share equivalents for 60 days following the closing of the November 2021 Offering subject to certain exceptions. The Company also agreed that it will not issue any ordinary shares or ordinary share equivalents involve in a variable rate transaction (as defined in the 2021 Securities Purchase Agreement) until no purchaser holds any of the 2021 Investor Warrants.

Concurrently with the execution of the 2021 Securities Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 10% or more of the Company’s ordinary shares entered into lock-up agreements, pursuant to which they have agreed, among other things, not to sell or dispose of any ordinary shares which are or will be beneficially owned by them for ninety (90) days following the closing of the November 2021 Offering.

Warrants Issued Pursuant To Securities Purchase Agreement Dated January 30, 2022

The Company entered into a certain securities purchase agreement dated January 28, 2022, as amended on January 30, 2022 (the “2022 Securities Purchase Agreement”) with certain non-affiliated investors pursuant to which the Company agreed to sell 18,124,400 ordinary shares (604,147 ordinary shares after Reverse Share Split), in a registered direct offering, and warrants to purchase up to 18,124,400 ordinary shares (604,147 ordinary shares after Reverse Share Split) (the “2022 Investor Warrants”) in a concurrent private placement, for gross proceeds of US$16,130,716 million (the “January 2022 Offering”). The purchase price for each Share and the corresponding Warrant was US$0.89. The 2022 Investor Warrants are exercisable 60 days from the date of issuance and have an exercise price of US$1.008 per share (US$30.24 after Reverse Share Split). The 2022 Investor Warrants will expire five years from the date of issuance. Each 2022 Investor Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions, as described in the Warrants.

The 18,124,400 ordinary shares (604,147 ordinary shares after Reverse Share Split) were issued to the purchasers in a registered direct offering and registered under the Securities Act, pursuant to a prospectus supplement filed with the SEC on November 23, 2021 to the Company’s currently effective registration statement on Form F-3 (File No. 333-238700), which was initially filed with the SEC on May 26, 2020 and declared effective by the SEC on July 7, 2020. The 2022 Investor Warrants were issued to the purchasers in a concurrent private placement pursuant to an exemption from the registration requirements of the Securities Act provided in Regulation S promulgated thereunder.

The Company agreed in the 2022 Securities Purchase Agreement that it would not issue any ordinary shares or ordinary share equivalents for sixty (60) days following the closing of the January 2022 Offering subject to certain exceptions. The Company also agreed that it will not issue any ordinary shares or ordinary share equivalents involve in a Variable Rate Transaction (as defined in the Purchase Agreement) until no purchaser holds any of the 2022 Investors Warrants.

The Company has agreed to file and maintain with the SEC a registration statement to register the Warrants within 45 calendar days from the closing of the January 2022 Offering and to use commercially reasonable efforts to cause such registration statement to become effective within 75 calendar days following the closing of the January 2022 Offering.

The January 2022 Offering was conducted pursuant to a placement agency agreement, dated January 28, 2022, as amended on January 30, 2022, between the Company and Univest Securities, LLC as the placement agent. Univest Securities, LLC has agreed to use its “reasonable best efforts” to solicit offers to purchase the shares and the 2022 Investor Warrants. Univest Securities, LLC has no obligation to purchase any of the shares or the 2022 Investor Warrants or to arrange for the purchase or sale of any specific number or dollar amount of Shares or 2022 Investor Warrants. The Company has agreed to pay Univest Securities, LLC a total cash fee equal to five point five percent (5.5%) of the aggregate gross proceeds raised in the January 2022 Offering. The Company has also agreed to reimburse Univest Securities, LLC for all travel and other out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal fees which shall be limited to, in the aggregate, US$75,000. The Company further agrees that, in addition to the expenses payable to Univest Securities, LLC, it shall pay Univest Securities, LLC a non-accountable expense allowance equal to one percent (1%) of the aggregate gross proceeds raised in the January 2022 Offering.

Additionally, the Company issued to the Univest Securities, LLC warrants (for the purchase of 906,220 ordinary shares (30,207 ordinary shares after Reverse Share Split) (equal to 5% of the aggregate number of shares sold to the purchasers in this offering), with an exercise price of US$0.89 per share (US$26.70 after Reverse Share Split) (equal to 100% of the share offering price in the January 2022 Offering). Such warrants have a term of five years from the commencement of sales of the January 2022 Offering and are first exercisable six months after the closing of the January 2022 Offering.

Furthermore, the Company granted Univest Securities, LLC a right of first refusal, for a period of twelve months from the closing of the January 2022 Offering, to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company (such right, the “Right of First Refusal”), which right is exercisable in the placement agent’s sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Right of First Refusal may be terminated by the Company for “cause,” which shall mean a material breach by the placement agent of the terms of its engagement letter with the Company or a material failure by the placement agent to provide the services as contemplated by such engagement letter.

The January 2022 Offering closed on February 2, 2022. The Company used the proceeds from the January 2022 Offering to purchase mining equipment and for working capital and general business purposes.

The Company agreed in the 2022 Securities Purchase Agreement that it would not issue any ordinary shares or ordinary share equivalents for 60 days following the closing of the January 2022 Offering subject to certain exceptions. The Company also agreed that it will not issue any ordinary shares or ordinary share equivalents involve in a variable rate transaction (as defined in the 2022 Securities Purchase Agreement) until no purchaser holds any of the 2022 Investor Warrants.

Concurrently with the execution of the 2022 Securities Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 10% or more of the Company’s ordinary shares entered into lock-up agreements, pursuant to which they have agreed, among other things, not to sell or dispose of any ordinary shares which are or will be beneficially owned by them for ninety (90) days following the closing of the January 2022 Offering.

Warrants Issued Pursuant To Certain Underwriting Agreement Dated June 3, 2022

The Company entered into an underwriting agreement dated June 3, 2022 with Univest Securities, LLC, as the underwriter, pursuant to which the Company agreed to sell 9,803,922 ordinary shares (326,798 ordinary shares after Reverse Share Split) on a firm commitment basis, for gross proceeds of approximately $5 million (the “June 2022 Offering”). The purchase price for each share was US$0.51.

The shares are registered under the Securities Act, pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333-238700), which was initially filed with the SEC on May 26, 2020 and declared effective by the SEC on July 7, 2020. The Company filed the prospectus supplement for the Offering on June 7, 2022.

The Company agreed in the underwriting agreement that it would not issue any ordinary shares or ordinary share equivalents for ninety (90) days following the closing of the June 2022 Offering subject to certain exceptions.

The Company also agreed that it will not issue any ordinary shares or ordinary share equivalents in a Variable Rate Transaction (as defined in the underwriting agreement).

Pursuant to the underwriting agreement, the Company has agreed to grant the underwriter a discount equal to six and a half percent (6.5%) of the gross proceeds of the Offering. The Company also agreed to reimburse the underwriter for its out-of-pocket accountable expenses relating to the Offering in an amount not to exceed an aggregate of US$75,000, and to pay to the underwriter a non-accountable expense allowance equal to one percent (1%) of the gross proceeds of the Offering. Additionally, the Company has agreed to issue to the underwriter warrants to purchase up to a total of 490,196 ordinary shares (16,340 ordinary shares after Reverse Share Split) (equal to five percent (5%) of the ordinary shares sold in this offering) (or 563,726 ordinary shares (18,791 ordinary shares after Reverse Share Split) if the underwriter exercises the overallotment option in full) for an aggregate purchase price of US$100 (the “Underwriter’s Warrants”). Such Underwriter’s Warrants will be exercisable at US$0.51 per share (US$15.30 after Reverse Share Split), which is equal to the public offering price for the ordinary shares in this offering. Such Underwriter’s Warrants will be exercisable six months from the date of issuance and will expire five (5) years from the commencement of sales of this offering, subject to certain adjustments.

Concurrently with the execution of the underwriting agreement, the officers and directors of the Company and shareholders of the Company holding 5% or more of the Company’s ordinary shares entered into lock-up agreements pursuant to which they have agreed, among other things, not to sell or dispose of any ordinary shares which are or will be beneficially owned by them for ninety (90) days from the date of such lock up agreement.

The June 2022 Offering closed on June 7, 2022.

In addition, pursuant to the underwriting agreement, the Company granted the underwriter a 45-day option to purchase an additional 1,470,588 ordinary shares (49,020 ordinary shares after Reverse Share Split), representing up to 15% of the number of the shares sold in the Offering, solely to cover over-allotments, if any. On June 27, 2022, the underwriter fully exercised the Over-allotment Option, and on June 29, 2022, the Company closed the offering of the Option Shares, for aggregate gross proceeds of approximately $5.75 million less applicable underwriting discounts and other offering fees and expenses. In connection with such closing and pursuant to the underwriting agreement, the Company issued to the Underwriter warrants to purchase up to 73,530 ordinary shares (2,451 ordinary shares after Reverse Share Split), representing 5% of the ordinary shares issued and sold in the over-allotments, at an initial exercise price of $0.51 per share (US$15.30 after Reverse Share Split), subject to certain adjustments.

The Company used the net proceeds from the June 2022 Offering for working capital and general business purposes.